SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY” or “IRSA”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 21, 2010 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated September 21, 2010, the Company reported that its board of directors has decided to exercise the duly informed option to purchase Parque Arauco S.A.´s (“Parque Arauco”) interest in Alto Palermo S.A. (APSA) (“Alto Palermo”). In that sense the Company has materialized the acquisition of the direct and indirect interest of Parque Arauco in Alto Palermo.

As a result of the aforementioned acquisition the Company will increase its interest in 29.5% of the outstanding capital stock of Alto Palermo. In addition the Company has also acquired Parque Arauco´s direct and indirect interest of the Series I Fixed Rate Convertible Notes, issued by Alto Palermo for a total a nominal value of U$S 15,472,432.

The purchase price agreed by the parties for the transaction was U$S 126,000,000, of which U$S 6,000,000 were paid by the Company at the time the option was granted.

The Company underscores the business, strategic and corporate significance that its association with Parque Arauco represented and the important role that Parque Arauco´s management had in the corporate affairs of Alto Palermo.

Finally the Company enhances that this transaction represents an excellent business opportunity that consolidates its leadership position in the Shopping Center segment in Argentina.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: September 21, 2010